September 26, 2008	Phone: 808-682 7800 dnakamoto@hokusci.com

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:	Angela Crane
Julie Sherman

Re:	Hoku Scientific, Inc.
Form 10-K for the year ended March 31, 2008
Filed June 6, 2008
File No. 000-51458

Ladies and Gentlemen:

On behalf of Hoku Scientific, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Darryl Nakamoto, dated September 15, 2008, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding the Company’s Annual Report on Form 10-K for the year ended March 31, 2008, and Form 10-Q for the quarter ended June 30, 2008. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics).

Form 10-K for the Year Ended March 31, 2008
Financial Statements, page F-1
Consolidated Statements of Operations, page F-4

1.
Please revise the statement in future filings to remove the “total” stock-based compensation caption from the table included as a footnote on the face of your statements of operations. Otherwise, as indicated in SAB Topic 14-F, please revise the statement in future filings to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items.

Company Response:

Agreed. The Company will remove the “total” line, including amounts, from the footnote table in future filings.

1075 Opakapaka Street · Kapolei, Hawaii 96707 · Tel 808-682-7800 · Fax 808-682-7807 · www.hokuscientific.com

United States Securities and Exchange Commission September 26, 2008 Page 2 of 4

Consolidated Statements of Operations, page F-4

2.
We note from your disclosure on page 5 that you do not currently plan on actively pursuing any new contracts or committing resources to further develop your fuel cell products. Thus it appears you have abandoned this business. Please tell us your consideration of reporting Hoku Fuel Cells as discontinued operations. We refer you to paragraphs 41 - 43 of SFAS 144.

Company Response:

Our Hoku Fuel Cell division is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. In accordance with SFAS 144, paragraph 42, we have concluded that our fuel cell business should not be reported as a discontinued operation as we have not eliminated the operations and cash flows of the business as a result of a disposal transaction; nor has the business been classified as held-for-sale.

We acknowledge that we are not currently actively pursuing any new contracts or committing resources to further develop our fuel cell products. However, the value of the fuel cell business is its intellectual property and not the equipment or research facility, and we continue to commit funds to patent our technology and protect our already patented technology. Although we completed our contract with the U.S. Navy in August 2007, we have incurred legal fees and other patent-related expenses and expect to incur additional expenses as we continue to prosecute patents.

Furthermore, we continue to employ our Chief Technology Officer and Director of Polymer Research of the fuel cell division should a fuel cell opportunity arise. In addition, our CEO attended the Tokyo fuel cell expo in February 2008 to stay abreast of current developments and look for further opportunities.

Despite the direction of the fuel cell business, we believe that our continued actions and efforts demonstrate that we have not abandoned the fuel cell business. Additionally, we have disclosed the re-focus of management and the shift in our business efforts in various financial filings, including discussion in Management’s Discussion and Analysis, as well as in our segment disclosures under FAS 131. As well, we recently re-emphasized during our annual shareholders’ meeting that although we have re-directed our attention and investment to our solar business, we still continue to maintain and defend our intellectual property in our fuel cell business to be able to respond in the event that opportunities arise in the future.

Note (3) Property, Plant and Equipment, page F-12

3.
We see that you own approximately 2.2 acres of land and your corporate headquarters facility, which includes your combined office, research and development and manufacturing space in Kapolei, Hawaii. It appears that you are no longer using a significant portion of the facility, including the research and development area and manufacturing facility. We also noted your disclosure on page 12 that you are exploring the sale of your land and facility due to the changes in your business strategy. Please tell us if you reviewed the land and the related Facility for impairment based on SFAS 144 given the change in your business strategy.

Company Response:

In June 2007, we announced that we would consider the sale of our facility and subsequently engaged Colliers Monroe Friedlander, Inc., a commercial real estate brokerage, property management and consulting firm. In connection therewith, we reviewed the land and related facility for impairment in accordance with FAS 144 and concluded that there was no impairment as of March 31, 2008. Based on Collier’s assessment of our property, our property was listed for sale at $6.5 million, as compared to the net book value as of March 31, 2008 of $4.9 million.

On May 6, 2008, prior to the filing of our March 31, 2008 Form 10-K, we accepted an offer for the sale of our property for $5.8 million. Furthermore, although not known as of March 31, 2008, we received a third-party appraisal on August 11, 2008 in connection with the agreement to sell our property, which indicated the aggregate property valuation of $5.8 million, which is still greater than the net book value of the property.

United States Securities and Exchange Commission September 26, 2008 Page 3 of 4

Form 10-Q for the quarter ended June 30, 2008
Financial Statements, page 2
Note (2) Fair Value of Assets and Liabilities, page 8

4.
We note that all of your short term investments were measured based on level 2 inputs. Please tell us more about the inputs used, including how you obtained these inputs, what they represent and how you are able to corroborate these prices.

Company Response:

As of June 30, 2008, our short-term investments consisted of various commercial paper which were held at Piper Jaffray (“Piper”). Based on our discussions with Piper, these investments are not exchange traded and do not have active market quotes; rather they are valued by the income approach using associated observable market inputs. The commercial paper investments have specified (contractual) terms, and inputs were observable for substantially the full term of the asset. Piper uses a basic discount calculation for determining fair value of the individual commercial paper issued. Their approach assumes liquidity and determines a discount yield based on the client purchase price, transaction date, an actual/360 basis, days to maturity and a price of par. Upon determining the discount yield, Piper divides days to maturity by 360, multiplies the result by the discount yield and subtracts from par. As such, Piper uses known inputs (i.e. yield and purchase price) other than quoted prices to derive the value.

For each of our commercial paper investments, we receive confirmations of the purchase transaction from Piper, providing us with the purchase price, transaction date, an actual/360 basis, days to maturity and par value. On a monthly basis, we also receive statements from Piper which show us the purchase price, transaction date, an actual/360 basis, days to maturity and par value of the purchase if it is during the month and the current market value of all of the commercial paper investments.

In addition, we received a SAS 70, Report on Controls Placed in Operation and Tests of Operating Effectiveness for Piper for the period November 1, 2006 through October 31, 2007, which included an opinion by Ernst & Young LLP, describing that the controls listed therein were operating with sufficient effectiveness to provide reasonable assurances, but not absolute assurance, that the control objectives specified in their description of those tests were achieved during the examination period. We also received a bridge letter for the period of November 1, 2007 through February 26, 2008, noting that the internal control objectives and control of Piper Jaffray & Co. have not materially changed since the conclusion of the examination period.

United States Securities and Exchange Commission September 26, 2008 Page 4 of 4

Note (3) Property, Plant and Equipment, page 9

5.
We noted your disclosure that “as the total of the undiscounted future cash flows was less than the carrying amount of an asset previously used in the Hoku Fuel Cell business, the company wrote down such asset based on the excess of the carrying about over the fair value of the asset.” Since the company appears to have previously abandoned the fuel cell business, please tell us the nature and current use of these assets, including why these assets were not written off in conjunction with the abandonment.

Company Response:

As described in our response to comment #2 above, we have not abandoned the fuel cell business.

However, as we did not have any fuel cell product requests and due to a need for liquidity in connection with our solar business, on March 31, 2008, we listed a Compressor, a 100L Reactor and a Ross Planetary Mixer as fuel cell production and research equipment held-for-sale in the amounts of $3,000, $22,000 and $3,600, respectively. We worked with an equipment reseller and used the reseller’s valuations to determine the net realizable value of the assets, which at the time, did not require any adjustment to the recorded value of the equipment. During the three months ended June 30, 2008, we sold the reactor and mixer for $40,000 and $4,500, respectively; however, we were not able to sell the compressor. As we were not able to sell the compressor, we recorded a write-down of the compressor for the full recorded amount of $3,000, which was included in selling, general and administrative expenses for Hoku Fuel Cells.

* * * *

We believe the foregoing discussion is responsive to the Staff’s comments. As you have requested, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to such filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company further acknowledges the other statements made in your letter. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (808) 682-7800.

Very truly yours, HOKU SCIENTIFIC, INC. /s/ Darryl S. Nakamoto Darryl S. Nakamoto Chief Financial Officer

cc:	Scott Paul (Hoku Scientific, Inc.)
Dean Hirata (Hoku Scientific Audit Committee Chairman)
Paul M. Boyd (Stoel Rives LLP)